Exhibit 99.1

Li Auto Inc. September 2024 Delivery Update

October 1, 2024

BEIJING, China, October 1, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 53,709 vehicles in September 2024, up 48.9% year over year. This brought the Company’s third-quarter deliveries to 152,831, increasing by 45.4% year over year. As of September 30, 2024, Li Auto had delivered a total of 341,812 vehicles in 2024, with cumulative deliveries reaching 975,176.

“With the penetration rate of new energy vehicles surpassing 50%, the dominance of leading brands has become more pronounced. Since the beginning of the third quarter, the top three brands have captured over 50% of the RMB200,000 and above NEV market. Notably, Li Auto accounted for over 17% of market share in this segment, ranking first among Chinese automotive brands. Order intake for Li L series and Li MEGA has seen a steady increase, leading to record deliveries in September,” commented Xiang Li, chairman and chief executive officer of Li Auto.

“In October, we are set to reach the first million-unit milestone for emerging new energy automakers in China: the completion of production and delivery of our one millionth vehicle. This milestone represents more than just sales numbers; it signifies a new era in the intelligent transformation of NEVs, particularly in the development of autonomous driving technologies, alongside the growing ownership of our vehicles. We are delighted to see that our research and development investments are promoting the democratization of technology, with our products undergoing one OTA upgrade per month on average. Additionally, we have already rolled out our new autonomous driving architecture, which integrates an end-to-end (E2E) model and a vision-language model (VLM), to approximately ten thousand test users, enhancing safety and convenience for more users. We would like to express our heartfelt gratitude to every user, employee, and partner for their support and efforts over the past nine years. Looking ahead, we will remain focused on user value to create happiness for families.”

As of September 30, 2024, the Company had 479 retail stores in 145 cities, 436 servicing centers and Li Auto-authorized body and paint shops operating in 221 cities, and 894 super charging stations in operation equipped with 4,286 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com